UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

Changyou Creative Industrial Park

65 Bajiao East Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

Loan Agreement and Share Pledge Agreement with Sohu Subsidiaries

On October 24, 2016, Beijing AmazGame Age Internet Technology Co., Ltd. (“AmazGame”), a People’s Republic of China (“PRC”) company that is an indirect wholly-owned subsidiary of the registrant, entered into a loan agreement (the “Loan Agreement”) with Beijing Sohu New Media Information Technology Co., Ltd. (“Sohu Media”), a PRC company that is an indirect wholly-owned subsidiary of Sohu.com Inc. (NASDAQ: SOHU)(“Sohu”), a Delaware company that is the ultimate parent and controlling shareholder of the registrant, pursuant to which AmazGame agreed to loan to Sohu Media from time to time up to RMB1.0 billion (or approximately US$148.64 million).

The first request by Sohu Media for an advance under the Loan Agreement must be made on or prior to December 31, 2016, and requests for further advances may be made for one year following the initial advance. Such one-year request period may be extended for another one-year period at Sohu Media’s request with the consent of AmazGame. Principal amounts outstanding under the Loan Agreement will bear interest at an annual rate of 6%. The maturity date for principal and accrued interest for each advance under the Loan Agreement will be one year from the date of each such advance, subject to extension of the date for repayment of principal for one additional year at the request of Sohu Media with the consent of AmazGame. Interest accrued on each advance will be due on the applicable initial one-year maturity date without regard to whether the principal maturity date is extended, and interest accrued following any extension of the maturity date for an advance will be due, together with principal, upon the extended maturity date of such advance.

The Loan Agreement includes customary events of default, including Sohu Media’s failure to pay any principal or interest when due, becoming insolvent, or ceasing operations, or if there is a material adverse change in the assets, business, commitments, or prospects of Sohu Media. Upon AmazGame’s declaration of an event of default under the Loan Agreement, AmazGame may refuse to make further advances under the Loan Agreement and demand payment in full of all outstanding principal and accrued interest, and the registrant may elect to execute its right under the Share Pledge Agreement, as described below in this report, to apply the outstanding amounts of principal and interest to repurchase Class B ordinary shares of the registrant.

Sohu has indicated that it will use amounts drawn down under the Loan Agreement to finance Sohu’s operations, excluding the operations of the registrant and of Sohu’s subsidiary Sogou Inc.

The foregoing summary of the Loan Agreement is not intended to be complete and is qualified in its entirety by reference to the Loan Agreement, an English translation of which is filed herewith as Exhibit 10.1 and incorporated herein by reference.

Also on October 24, 2016, the registrant and Sohu.com (Game) Limited (“Sohu Game”), a Cayman Islands company that is an indirect wholly-owned subsidiary of Sohu and is the direct parent of the registrant, entered into a share pledge agreement (the “Share Pledge Agreement”) pursuant to which Sohu Game pledged to the registrant 11,386,228 Class B ordinary shares of the registrant held by Sohu Game, to secure Sohu Media’s obligations under the Loan Agreement. While any principal or interest is outstanding under the Loan Agreement, the number of Class B ordinary shares pledged by Sohu Game to the registrant under the Share Pledge Agreement is subject to upward adjustment from time to time if the price of the registrant’s American depositary shares (“ADSs”) on the Nasdaq Global Select Market drops for at least 10 consecutive trading days by an amount of 20% or more from such price as of the date of the Share Pledge Agreement, and is subject to further upward adjustment in the event of any additional incremental drops of 20% or more in the price of Changyou’s ADSs for at least 10 consecutive trading days.

If there is an event of default under the Loan Agreement, the registrant may, at its election, apply all of the unpaid principal and accrued interest under the Loan Agreement to the repurchase from Sohu Game of Class B ordinary shares of the registrant pledged under the Share Pledge Agreement at a price equal to the lesser of (i) one-half of the average of the closing prices of one Changyou ADS on the Nasdaq Global Select Market for the 30 trading days preceding the date of the Share Pledge Agreement, or (ii) one-half of the average of the closing prices of one Changyou ADS on the Nasdaq Global Select Market for the 30 trading days preceding the date of the occurrence of the event of default.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to the Share Pledge Agreement, a copy of which is filed herewith as Exhibit 10.2 and incorporated herein by reference.

In the course of discussions concerning a potential loan from a subsidiary of the registrant to a Sohu subsidiary, management of the registrant determined that, in view of Sohu’s voting control over the registration, such a transaction would be a related party transaction for the registrant. Accordingly, the registrant’s board of directors (the “Board”) (i) appointed a special committee of the Board composed solely of independent directors (the “Special Committee”) to evaluate the proposed loan and (ii) authorized the Special Committee to retain separate U.S. and PRC legal counsel and a separate financial advisor to advise the Special Committee on the proposed loan and assist it with the negotiation of the terms of the proposed loan and of documents governing the proposed loan. The Board asked the Special Committee to consider the fairness to the registrant of the terms of the proposed loan and to recommend to the full Board whether or not it should approve the proposed loan. The Special Committee determined that the terms of the proposed loan were fair to the registrant and recommended that the Board approve the Loan Agreement and the Share Pledge Agreement. The Board, relying on the Special Committee’s recommendation and an evaluation report from the financial advisor to the Special Committee, determined that the terms of the proposed loan were fair to the registrant, and approved the Loan Agreement and the Share Pledge Agreement.

Press Release

On October 24, 2016 the registrant issued a press release announcing its unaudited financial results for the third quarter ended September 30, 2016 and the registrant’s and its subsidiary’s entering into the Loan Agreement and the Share Pledge Agreement. A copy of the press release is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibits.

10.1	English Translation of Loan Agreement, dated as of October 24, 2016, between AmazGame and Sohu Media.

10.2	Share Pledge Agreement, dated as of October 24, 2016 between the registrant and Sohu Game.

99.1	Press release dated October 24, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Jasmine Zhou
Jasmine Zhou,
Chief Financial Officer

Date: October 24, 2016

EXHIBIT INDEX

Exhibit No.	Description

10.1	English Translation of Loan Agreement, dated as of October 24, 2016, between AmazGame and Sohu Media.

10.2	Share Pledge Agreement, dated as of October 24, 2016, between the registrant and Sohu Game.

99.1	Press Release dated October 24, 2016

Exhibit 10.1

Loan Agreement

between

Beijing AmazGame Age Internet Technology Co., Ltd.

and

Beijing Sohu New Media Information Technology Co., Ltd.

LOAN AGREEMENT

This Loan Agreement (this “Agreement”) is made in the People’s Republic of China (the “PRC” or “China”) as of October 24, 2016

BETWEEN:

(1)	Beijing AmazGame Age Internet Technology Co., Ltd., a limited liability company established and validly existing under the laws of the PRC, with its registered address at Room 1210, Building 3, No.3 Xijing Road, Badachu High-Tech Park, Shijingshan District, Beijing (the “Lender”); and

(2)	Beijing Sohu New Media Information Technology Co., Ltd., a limited liability company established and validly existing under the laws of the PRC, with its registered address at Suite 802, 8/F, SOHU.com Internet Plaza, Building 9, No.1 Park, Zhongguancun East Road, Haidian District, Beijing (the “Borrower”).

Each of the Lender and the Borrower may hereinafter be referred to collectively as the “Parties” and individually as a “Party.”

Article 1 Loan

1.1	Loan Amount and Purpose of Loan Proceeds

On the terms and subject to the conditions of this Agreement, the Lender agrees to grant a loan facility to the Borrower in an aggregate amount up to One Billion Renminbi (RMB 1,000,000,000.00), for the purpose of financing the working capital requirements of the Borrower and its affiliates (the “Loan”).

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1.2	Term of Loan

The Borrower shall make the initial utilization from the date of this Agreement to 31 December 2016. The Loan hereunder shall have a term of one (1) year commencing on the date of the Borrower’s initial utilization of the Loan hereunder, and may be extended for an additional period of one (1) year by the written consent of the Lender at the written request of the Borrower therefor. During such term of the Loan, the Borrower may utilize the Loan in separate drawdowns. The term for each drawdown of the Loan made hereunder is one (1) year, which will start from the drawdown date of such Loan and may be extended for one (1) year by the written consent of the Lender at the written request of the Borrower therefor (the “Term of the Loan”). The request for extension of the Term of the Loan shall be submitted by the Borrower no later than one month before the expiry of the term of such Loan

1.3	Drawdown

1.3.1	Subject to the satisfaction of the conditions set out in Article 1.3.2, the Loan may be utilized by the Borrower in separate drawdowns. The Borrower shall submit to the Lender a drawdown request in writing prior to each proposed drawdown of the Loan, specifying the amount to be utilized and the details of the account which the loan proceeds will be credited to. Within ten (10) business days after receipt of such written request from the Borrower, the Lender shall advance the Loan to the Borrower in the amount and to the account as specified in such written request.

1.3.2	The conditions for utilization of each Loan hereunder include:

(i) the representations made by the Borrower in Article 2 are true, accurate and complete; and

(ii) the Pledge Agreement referred to in Article 1.5.5 has been executed and entered into effect.

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1.4	Interest

The Borrower shall pay to the Lender accrued interest on the Loan at the fixed rate of 6% per annum based on a year of 360 days. Interest on the Loan shall accrue annually from the date of each drawdown and be payable on each anniversary of the drawdown date for the Loan hereunder (or if not a business day, the next business day). The amount of interest shall be calculated in accordance with the following formula:

Interest = the outstanding principal amount of the Loan × the actual number of days the principal of the Loan is outstanding × (interest rate / 360 days)

1.5	Repayment and Prepayment

1.5.1	To the extent that the Loan is not accelerated or prepaid in accordance with the other provisions of this Article, the Borrower shall repay the then outstanding principal of the Loan, together with any accrued interest due and payable thereon on the expiry date of the Term of the Loan (“Maturity Date”).

1.5.2	The Borrower may, if it gives the Lender a written request for prepayment prior to the Maturity Date and such request is approved by the Lender in writing, prepay the whole or any part of the principal amount of the Loan, together with all accrued interest on the principal amount being prepaid. The written request for prepayment shall be submitted by the Borrower no later than one (1) month before the Maturity Date.

1.5.3	In the case of the occurrence of any of the following events (each an “Event of Default”):

(i)	the Borrower fails to pay the principal of any Loan or interest thereon as and when due and payable;

(ii)	the Borrower: (a) is insolvent or becomes unable to pay its debts when due; (b) declares its inability to pay its debts when due; or (c) becomes subject to bankruptcy, liquidation or restructuring proceedings;

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(iii)	the Borrower ceases to carry on its business; or

(iv)	in the opinion of the Lender, there is a material adverse change in the assets, business, commitments or prospects of the Borrower,

then, the Lender may, in its discretion, declare the occurrence of an Event of Default, cancel further disbursements of any amount of the Loan, and demand full repayment of the Loan from the Borrower whereupon all of the outstanding principal of the Loan and any accrued interest thereon shall be forthwith due and payable in full.

1.5.4	No fees or penalties shall be charged by the Lender on any prepayment made hereunder.

1.5.5	Changyou.com Limited as the pledgee (“Changyou”) and Sohu.com (Game) Limited as the pledgor (“Sohu”) enter into a share pledge agreement with respect to the shares of Changyou held by Sohu on the date hereof (the “Pledge Agreement”). If any Event of Default occurs, the Lender will have the right to instruct Changyou to enforce the pledge created under the Pledge Agreement and to acquire the shares of Changyou held by Sohu in the amount equal to the outstanding principal and interest of the Loan (the “Transferred Shares”). After Changyou acquires the Transferred Shares, the principal and interest of the Loan owed by the Borrower to the Lender in the amount equal to the value of the Transferred Shares shall be discharged. For the purpose of this Article 1.5.5, the price per share of the Transferred Shares shall be calculated at the lesser of (1) the average of the closing prices of Changyou stocks over 30 trading days prior to the date of execution of the Pledge Agreement or (2) the average of the closing prices of Changyou stocks over 30 trading days prior to the date of the occurrence of the Event of Default. For the avoidance of doubt, the exchange rate of Reminbi to US Dollar shall be the mid-rate of Reminbi to US Dollar published by the People’s Bank of China on the date of the occurrence of the Event of Default. For the avoidance of doubt, the Lender is entitled to (but not obliged to) exercise the rights under this Article 1.5.5.

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Article 2 Representations and Warranties

The Borrower represents and warrants to the Lender as follows, which representations and warranties shall be deemed to be repeated on each drawdown date:

2.1	Corporate Status and Power

The Borrower is a company duly organized, validly existing and in good standing under the laws of the PRC. The Borrower has full corporate power, authority and legal rights to execute, deliver and perform this Agreement.

2.2	Corporate Authorization

The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action on the part of the Borrower.

2.3	No Conflict

The execution, delivery and performance by it of this Agreement do not conflict with:

(i) its constitutional documents or any agreement, instrument or understanding binding upon it;

(ii) any third party rights; or

(iii) any law or regulation applicable to it.

2.4	Compliance with Law

The Borrower is in compliance in material respects with all applicable laws of the PRC.

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2.5	Books and Records

All the books and records of the Borrower have been completely, adequately and accurately kept, and there are no material discrepancies or inaccuracies contained therein.

2.6	Litigation

There is no material litigation initiated against the Borrower.

2.7	Material Adverse Change

There is no material adverse change in its assets, business, commitments or prospects.

Article 3 Miscellaneous

3.1	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the PRC.

3.2	Records

The accounting records maintained by the Lender as to the Borrower’s indebtedness hereunder shall constitute, in the absence of manifest error, conclusive evidence of the indebtedness of the Borrower hereunder.

3.3	Dispute Resolution

Any dispute arising out of or in connection with this Agreement shall be settled by the Parties through amicable negotiation. If the Parties fail to settle the dispute through such negotiation within thirty (30) calendar days of delivery by a Party of the written notice to the other Party of such dispute, the dispute shall be submitted to arbitration by the China International Economic and Trade Arbitration Commission (the “Arbitration Commission”) in Beijing, in accordance with the Arbitration Rules of the Arbitration Commission in effect. The arbitration shall be conducted in Chinese. The arbitration award of the Arbitration Commission shall be final and shall be binding on both Parties. Each Party agrees to be bound by and carry out such arbitration award.

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3.4	Counterparts

This Agreement may be executed in four counterparts, with each Party holding two copies, each of which shall have equal legal effect.

3.5	Language

This Agreement is made in Chinese.

3.6	Effectiveness

This Agreement shall take effect when it is duly executed by the authorized representative of each Party and affixed with the company seal of each Party.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective duly authorized representatives as of the date first written above.

Lender:         Beijing AmazGame Age Internet Technology Co., Ltd. (Company Seal)

By:	/s/ Dewen Chen
Name: Dewen Chen
Title: Chief Executive Officer

Borrower:     Beijing Sohu New Media Information Technology Co., Ltd. (Company Seal)

By:	/s/ Charles Zhang
Name: Charles Zhang
Title: Chairman and Chief Executive Officer

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Exhibit 10.2

SHARE PLEDGE AGREEMENT

THIS SHARE PLEDGE AGREEMENT (this “Agreement”) dated as of October 24, 2016, is entered into by and between Sohu.com (Game) Limited, an exempted company incorporated in the Cayman Islands (the “Pledgor”), and Changyou.com Limited, an exempted company incorporated in the Cayman Islands (the “Secured Party”).

RECITALS:

A. Beijing Sohu New Media Information Technology Co., Ltd. (the “Borrower”), a company organized and existing under the laws of the People’s Republic of China (the “PRC”) and an affiliate of the Pledgor, and Beijing AmazGame Age Internet Technology Co., Ltd. (the “Lender”), a company organized and existing under the laws of the PRC and an indirect wholly-owned subsidiary of the Secured Party, have entered into a loan agreement, dated as of the date hereof (as amended or supplemented from time to time, the “Loan Agreement”), pursuant to which the Borrower may borrow from time to time from the Lender up to an aggregate principal amount of RMB1,000,000,000 under the Loan Agreement (the “Loan”).

B. It is a condition to the obligations of the Lender to extend the Loan under the Loan Agreement that the Pledgor execute and deliver to the Secured Party this Agreement.

C. The Pledgor has directly and indirectly benefited and will directly and indirectly benefit from the transactions evidenced by and contemplated in the Loan Agreement.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the adequacy, receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I.

Definitions

Section 1.1 Definitions. The following terms have the meanings indicated below:

“Changyou ADS” means an American depositary share of the Secured Party, which represents two Class A ordinary shares, par value $0.01 per share, of the Secured Party.

“Collateral” has the meaning specified in Section 2.1 of this Agreement.

“Default” or “Event of Default” means the occurrence of any of the events of default set forth in Section 1.5.3 of the Loan Agreement.

“Governmental Authority” shall mean any nation or government, any state, province or other political subdivision thereof, any central bank (or similar monetary or regulatory authority) thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

“Person” means any natural person, firm, company, governmental authority, joint venture, partnership, association or other entity (whether or not having separate legal status).

“Pledged Interests” means any or all of the Pledged Shares, all certificates, instruments, or electronic entries representing or evidencing any or all of the Pledged Shares, and all dividends, cash, instruments, rights and other property from time to time received, receivable or otherwise distributed or distributable in respect of or in exchange for any or all of the Pledged Shares.

“Pledged Shares” means initially 11,386,228 Class B ordinary shares, par value $0.01 per share, of the Secured Party held by the Pledgor; provided that such number of the Pledged Shares shall be reviewed by the Secured Party from time to time and adjusted to such number as is equal to the quotient of (i) the Pledged Share Determination Amount divided by (ii) the Adjustment Determination Price, in case and if, during any 10 consecutive trading days, the average closing price of Changyou ADS on the Nasdaq Global Select Market (the “Decreased Price”) is equal to or less than (x) 80% of the closing price of Changyou ADS as of the date of this Agreement, for effecting the first adjustment to the number of the Pledged Shares, or (y) 80% of the closing price of Changyou ADS as of the date of the immediately preceding adjustment, for effecting any further adjustments to the number of the Pledged Shares. The “Pledged Share Determination Amount” means RMB1,060,000,000 (or approximately US$158.2 million). The “Adjustment Determination Price” means one-half of the Decreased Price. For the purpose of calculating the adjusted number of the Pledged Shares hereunder, the RMB to U.S. dollar exchange rate published as the “parity rate” by the People’s Bank of China that is in effect on the 10th trading day of such applicable 10-trading day period shall be used.

“RMB” means Renminbi or Yuan, the legal currency of the PRC.

“UCC” means the Uniform Commercial Code.

ARTICLE II.

Security Interest

Section 2.1 Grant of Security Interest. As collateral security for the prompt payment and performance in full when due of the Loan (whether at stated maturity, by acceleration or otherwise) the Pledgor hereby pledges, assigns, transfers and conveys to the Secured Party as collateral, and grants the Secured Party a continuing lien on and security interest in, all of the Pledgor’s right, title and interest in, to and under the Pledged Interests, whether now owned or hereafter arising or acquired and wherever located (collectively, the “Collateral”).

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Section 2.2 Recording of Security Interest. The Pledgor will make an entry in the register of mortgages and charges of the Pledgor in respect of the Collateral created under this Agreement in accordance with the Companies Law (as amended) of the Cayman Islands, and deliver to the Secured Party a copy of the updated register of mortgages and charges of the Pledgor certified by the registered office of the Pledgor, within ten (10) business days following the date of the execution of this Agreement. The Pledgor will, from time to time, promptly make an entry in the register of mortgages and charges of the Pledgor to reflect any adjustment in the number of the Pledged Shares.

ARTICLE III.

Representations and Warranties

To induce the Lender to enter into the Loan Agreement, the Pledgor represents and warrants to the Secured Party as follows, each such representation and warranty being a continuing representation and warranty, surviving until termination of this Agreement in accordance with the provisions of Section 6.11 of this Agreement:

Section 3.1 Title. The Pledgor is, and with respect to any of the Collateral acquired after the date hereof, the Pledgor will be, the legal and beneficial owner of the Collateral free and clear of all claims, liens and encumbrances, except as provided under this Agreement.

Section 3.2 Organization. The Pledgor is duly organized and validly existing as a corporation (or other business organization) under the laws of Cayman Islands.

Section 3.3 No Contradiction. The execution, delivery and performance of this Agreement will not conflict with any organizational or constitutional documents of the Pledgor or any agreement, instrument or understanding to which the Pledgor is bound, nor will they violate or conflict with the rights of any third party or any applicable laws or regulations.

Section 3.4 Pledged Interests.

(a) Duly Authorized and Validly Issued. The Pledged Shares have been validly issued under the laws of the Cayman Islands, and are fully paid and non-assessable.

(b) Valid Title; No Liens; No Restrictions. The Pledgor has not sold, granted any option with respect to, assigned, transferred or otherwise disposed of any of its rights or interest in or to the Pledged Interests. None of the Pledged Interests are subject to any contractual or other restrictions upon the pledge or other transfer of such Pledged Interests, other than those imposed by the U.S. Securities Act of 1933, as amended (the “Securities Act”), or securities laws generally.

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Section 3.5 Priority. No financing statement, security agreement or other lien instrument covering any part of the Collateral is on file in any public office with respect to any outstanding obligation of the Pledgor, except as may have been filed in favor of the Secured Party pursuant to this Agreement.

ARTICLE IV.

Covenants

The Pledgor covenants and agrees with the Secured Party, until termination of this Agreement in accordance with the provisions of Section 6.11 hereof, as follows:

Section 4.1 Pledged Interests. All certificates or instruments representing or evidencing the Pledged Interests (including any share certificate representing the Pledged Shares) or the Pledgor’s rights therein shall be delivered to the Secured Party promptly upon the Pledgor gaining any rights therein, in suitable form for transfer by delivery or accompanied by duly executed instruments of transfer or assignments in blank, all in form and substance reasonably acceptable to the Secured Party.

Section 4.2 Sale or Encumbrance. The Pledgor shall not sell, convey, transfer or dispose of, or create, permit or suffer to exist, and shall defend the Collateral against, any lien or any restriction upon the pledge or other transfer thereof, and shall defend the Pledgor’s title to and other rights in the Collateral and the Secured Party’s pledge and collateral assignment of and security interest in the Collateral against the claims and demands of all Persons. The Pledgor shall do nothing to impair the rights of the Secured Party in the Collateral.

Section 4.3 Notification of Lien; Continuing Disclosure. The Pledgor shall promptly notify the Secured Party in writing of any lien, encumbrance or claim that has attached to or been made or asserted against any of the Collateral upon becoming aware of the existence of such lien, encumbrance or claim.

Section 4.4 Covenants Regarding Pledged Interests

(a) Voting Rights and Distributions.

(i) So long as no Default or Event of Default has occurred or is continuing (both before and after giving effect to any of the actions or other matters described in clauses (A) or (B) of this sub-paragraph):

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(A) The Pledgor shall be entitled to exercise all voting and other consensual rights (including, without limitation, the right to give consents, waivers and ratifications) pertaining to any of the Pledged Interests (including the Pledged Shares) or any part thereof; provided, however, that no vote may be cast, or consent, waiver, or ratification given or action taken, that would violate any provision of this Agreement or of the Loan Agreement, without the prior written consent of the Secured Party; and

(B) The Pledgor shall be entitled to receive and retain all dividends, distributions and interest paid in respect to any of the Pledged Interests (including the Pledged Shares).

(ii) Upon the occurrence and during the continuance of a Default or an Event of Default:

(A) the Secured Party may elect to repurchase from the Pledgor pursuant to, and register in the name of the Secured Party such number of the Pledged Shares as is determined in accordance with Section 5.1 hereof.

(B) All rights of the Pledgor to exercise the voting and other consensual rights which it would otherwise be entitled to exercise pursuant to Section 4.4(a)(i)(A) and to receive the dividends, interest and other distributions which it would otherwise be authorized to receive and retain pursuant to Section 4.4(a)(i)(B) with respect to such number of the Pledged Shares shall be suspended until such Default or Event of Default no longer exists.

(C) All dividends, interest and other distributions which are received by the Pledgor contrary to the provisions of this Section 4.4(a)(ii) shall be received in trust for the benefit of the Secured Party, shall be segregated from other funds of the Pledgor and shall be forthwith paid over to the Secured Party as Collateral in the same form as so received (with any necessary endorsement).

Section 4.5 Further Assurances.

At any time and from time to time, upon the request of the Secured Party, and at the sole expense of the Pledgor, the Pledgor shall promptly execute and deliver all such further agreements, documents and instruments and take such further action as the Secured Party may reasonably deem necessary or appropriate to (i) record, preserve, ensure the priority, effectiveness and validity of the Secured Party’s security interest in and pledge and collateral assignment of the Collateral, including but not limited to assistance with respect to the UCC filing of the Collateral, (ii) carry out the provisions and purposes of this Agreement and (iii) to enable the Secured Party to exercise and enforce its rights and remedies hereunder with respect to any of the Collateral. The Pledgor agrees to maintain and preserve the Secured Party’s security interest in and pledge and collateral assignment of the Collateral hereunder and the priority thereof.

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ARTICLE V.

Rights of Secured Party

Section 5.1 Repurchase of Pledge Shares. Effective only upon the occurrence and during the continuance of an Event of Default, the Pledgor hereby gives the Secured Party the power and right on behalf of the Pledgor and in its own name to repurchase from the Pledgor, after the occurrence and during the continuance of such Event of Default, upon receipt by the Secured Party of the request of the Lender and without notice to or the consent of Pledgor, such number of the Pledged Shares (the “Repurchased Shares”) as is equal to the quotient of (i) the total amount of the then outstanding balance (including all unpaid principal and accrued interest thereon) of the Loan which is then due and payable by the Borrower to the Lender (such total amount, the “Default Loan Amount”), divided by (ii) the Repurchase Price. The “Repurchase Price” means the lesser of (x) one-half of the numerical average of the closing prices of one Changyou ADS on the Nasdaq Global Select Market for the 30 trading days preceding the date of the execution of this Agreement, or (y) one-half of the numerical average of the closing prices of one Changyou ADS on the Nasdaq Global Select Market for the 30 trading days preceding the date of such Event of Default. The aggregate Repurchase Price for the Repurchased Shares shall be made by the Secured Party to the Pledgor by way of the Secured Party causing the Lender to cancel in full the Default Loan Amount owed by the Borrower to the Lender. In connection with such repurchase of the Repurchased Shares, the Pledgor and the Secured Party hereby acknowledge and agree that the Secured Party will have the right, without any further action of the Pledgor, to update the register of members of the Secured Party to reflect such repurchase. For the purpose of calculating the number of the Repurchased Shares under this Section 5.1, the RMB to U.S. dollar exchange rate published as the “parity rate” by the People’s Bank of China that is in effect at the close of the date of such Event of Default shall be used. For the avoidance of doubt, the Secured Party has the right, but not the obligation, to repurchase from the Pledgor the Repurchased Shares under this Section 5.1.

Section 5.2 Performance by the Secured Party. If the Pledgor fails to perform any covenant or agreement contained in this Agreement, the Secured Party may (but shall not be obligated to) perform or attempt to perform such covenant or agreement on behalf of the Pledgor, in which case the Secured Party shall exercise good faith and make diligent efforts to give the Pledgor prompt prior written notice of such performance or attempted performance. In such event, the Pledgor shall, at the request of the Secured Party, promptly pay any reasonable amount expended by the Secured Party in connection with such performance or attempted performance to the Secured Party. Notwithstanding the foregoing, it is expressly agreed that the Secured Party shall not have any liability or responsibility for the performance (or nonperformance) of any obligation of the Pledgor under this Agreement.

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ARTICLE VI.

Miscellaneous

Section 6.1 No Waiver; Cumulative Remedies. No failure on the part of the Secured Party to exercise and no delay in exercising, and no course of dealing with respect to, any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege under this Agreement preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.

Section 6.2 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Pledgor and the Secured Party and their respective heirs, successors and assigns, except that neither Pledgor nor the Secured Party may assign any of its rights or obligations under this Agreement without the prior written consent of the other party.

Section 6.3 Amendment; Entire Agreement. This Agreement and the Loan Agreement embody the final, entire agreement among the parties hereto and supersede all prior commitments, agreements, representations and understandings, whether written or oral, relating to the subject matter hereof and may not be contradicted or varied by evidence of prior, contemporaneous or subsequent oral agreements or discussions of the parties hereto. There are no unwritten oral agreements among the parties hereto. The provisions of this Agreement may be amended or waived only by an instrument in writing signed by the parties hereto.

Section 6.4 Notices. All notices, requests, demands, consents and other communications (the “Notices”) required to be given by any party to the other party shall be in writing and delivered by hand delivery express courier or email to the applicable party at the physical or email address stated below:

if to the Pledgor:	Sohu.com (Game) Limited
	Address:	SOHU.com Media Plaza
Block 3, No.2 Kexueyuan South Road
Haidian District, Beijing 100190, P.R. China
Email: Joannalu@sohu-inc.com

if to the Secured Party:	Changyou.com Limited
	Address:	Changyou Creative Industrial Park
65 Bajiao East Road, Shijingshan District
Beijing 100043, P.R. China
Email: jasminezhou@cyou-inc.com

7

or, as to each party hereto, at such other physical or email address as is designated by such party in a notice to the other party containing the new information in the same format as the information set out above and complying as to delivery with the terms of this Section 6.4.

Section 6.5 Governing Law; Dispute Resolution.

(a) The validity of this Agreement, the construction, interpretation, and enforcement hereof, and the rights of the parties hereto with respect to all matters arising hereunder or related hereto shall be determined under, governed by, and construed in accordance with the laws of the Cayman Islands, without regard for principles of conflicts of laws.

(b) Arbitration.

(i) Any dispute, controversy or claim arising out of, in connection with or relating to this Agreement (or the interpretation, breach, termination or validity thereof) shall be resolved through arbitration. A dispute may be submitted to arbitration upon the request of any party hereto with written notice to the other party (the “Arbitration Notice”).

(ii) The arbitration shall be conducted in Hong Kong and administered by the Hong Kong International Arbitration Centre (the “HKIAC”) under the UNCITRAL Arbitration Rules in force at the time of the initiation of the arbitration. There shall be three arbitrators. The claimant to the dispute shall collectively choose one arbitrator, and the respondent shall collectively choose one arbitrator, within 30 days after the delivery of the Arbitration Notice to the other party. Both arbitrators shall agree on the third arbitrator within 30 days of their appointment. If any of the members of the arbitral tribunal have not been appointed within 30 days after the Arbitration Notice is given, the relevant appointment shall be made by the Secretary General of the HKIAC. The arbitration shall be conducted in English.

(iii) Each party shall cooperate with the other in making full disclosure of and providing complete access to all information and documents requested by the other in connection with such arbitration proceedings, subject only to any doctrine of legal privilege or any confidentiality obligations binding on such party.

(iv) The costs of arbitration shall be borne by the losing party, unless otherwise determined by the arbitration tribunal.

8

(v) When any dispute occurs and when any dispute is under arbitration, except for the matters in dispute, the parties shall continue to fulfill their respective obligations and shall be entitled to exercise their rights under this Agreement.

(vi) The award of the arbitration tribunal shall be final and binding upon the parties, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

(vii) Any party shall be entitled to seek preliminary injunctive relief from any court of competent jurisdiction pending the constitution of the arbitration tribunal.

Section 6.6 Headings. The headings, captions, and arrangements used in this Agreement are for convenience only and shall not affect the interpretation of this Agreement.

Section 6.7 Survival of Representations and Warranties. All representations and warranties made in this Agreement or in any certificate delivered pursuant hereto shall survive the execution and delivery of this Agreement, and no investigation by Secured Party shall affect the representations and warranties or the right of Secured Party to rely upon them.

Section 6.8 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 6.9 Severability. Any provision of this Agreement which is determined by a court of competent jurisdiction to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 6.10 Construction. The Pledgor and the Secured Party acknowledge that each of them has had the benefit of legal counsel of its own choice and has been afforded an opportunity to review this Agreement with its legal counsel and that this Agreement shall be construed as if jointly drafted by the Pledgor and the Secured Party.

Section 6.11 Termination. If all of the Loan has been paid and performed in full and all commitments to extend credit or other credit accommodations under the Loan Agreement have been terminated, the Secured Party shall execute and deliver to the Pledgor a proper instrument or instruments acknowledging the release and termination of the security interests created by this Agreement, and shall duly assign and deliver to the Pledgor (without recourse and without any representation or warranty) any of the Collateral as may be in the possession of Secured Party and has not previously been applied pursuant to this Agreement.

9

Section 6.12 Consistent Application. The rights and duties created by this Agreement shall, in all cases, be interpreted consistently with, and shall be in addition to (and not in lieu of), the rights and duties created by the Loan Agreement.

Section 6.13 Continuing Lien. The security interest in the Collateral granted under this Agreement shall be a continuing security interest in every respect (whether or not the outstanding balance of the Loan is from time to time temporarily reduced to zero) and the Secured Party’s security interest in the Collateral as granted herein shall continue in full force and effect for the entire duration that the Loan Agreement remains in effect and until all of the Loan is repaid and discharged in full, and no commitment (whether optional or obligatory) to extend any credit under the Loan Agreement remains outstanding.

[Signature Page follows.]

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first written above.

PLEDGOR:

SOHU.COM (GAME) LIMITED

By:	Sohu.com Limited, its sole Director

By:	/s/ Charles Zhang
Name: Charles Zhang
Title: Director

SECURED PARTY:

CHANGYOU.COM LIMITED

By:	/s/ Dewen Chen
Name: Dewen Chen
Title: Chief Executive Officer

11

Exhibit 99.1

Changyou Reports Third Quarter 2016 Unaudited Financial Results

Beijing, China, October 24, 2016– Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the third quarter ended September 30, 2016.

Third Quarter 2016 Highlights

•	Total revenues were US$136 million[1], representing a decrease of 28% year-over-year and an increase of 5% quarter-over-quarter, exceeding guidance by $1 million.

•	Online game revenues were US$99 million, representing a decrease of 35% year-over-year and 1% quarter-over-quarter, in line with the Company’s guidance.

•	GAAP net income attributable to Changyou.com Limited was US$39 million, or US$0.73 per fully-diluted ADS[2].

•	Non-GAAP[3] net income attributable to Changyou.com Limited was US$46 million, exceeding the Company’s guidance by US$16 million[4]. This compares with US$78 million in the third quarter of 2015 and US$36 million in the second quarter of 2016.

•	Non-GAAP net income attributable to Changyou.com Limited per fully-diluted ADS was US$0.85. This compares with US$1.43 in the third quarter of 2015 and US$0.68 in the second quarter of 2016.

Mr. Dewen Chen, CEO, commented, “In the year since we repositioned ourselves as game-centric company, we adopted the strategy, ‘Top games, Big IP, and Mass marketing’. We have been working to diversify our portfolio of games and we have set higher criteria for assessing games in order to maintain the user base and draw new players to our various online and mobile worlds. We have full confidence in this process, and believe we have set ourselves up well for the coming year.”

Mr. Qing Wei, Chief Games Development Officer added, “During the third quarter, we conducted a test on Legacy TLBB with Tencent and the results essentially matched both of our expectations. Progress on the game’s development has been in line with our schedule, and we are now entering the final stages of fine-tuning. We expect to be able to launch the game at the beginning of 2017.”

[1]	For the third quarter of 2016, on a yearly basis, the depreciation of the RMB against the U.S. dollar impacted our reported financial results. Should the exchange rate be at RMB6.26=US$1.00 as the same of the third quarter of 2015, total revenues in the third quarter of 2016 have been US$145 million, or US$9 million higher than the GAAP total revenue, or down 23% year-over-year.
[2]	Each ADS represents two Class A ordinary shares.
[3]	Non-GAAP results exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures.”
[4]	As noted in the Company’s report of results for the second quarter of 2016, the Company’s guidance for the third quarter of 2016 excluded the potential impact of a tax expense adjustment on the Company’s results. During the third quarter of 2016, the Company recognized a tax benefit for the preferential tax rate of one of the Company’s PRC subsidiaries as a “2015 Key National Software Enterprise”. If the tax benefit was deducted from the third quarter results, non-GAAP net income attributable to Changyou.com Limited would exceed the Company’s guidance by US$5 million for the third quarter of 2016.

Ms. Jasmine Zhou, CFO of Changyou added, “We are pleased that we exceeded our revenue guidance and non-GAAP net income guidance. Online game revenues remained stable at around $100 million compared with the second quarter, and we were able to keep fairly tight control of our costs. Total revenues and online game revenues are expected to decline slightly in the fourth quarter. Overall, we believe that we are well positioned for a rebound in 2017 as we get closer to releasing a diverse collection of new and exciting games that are currently under development.”

Third Quarter 2016 Operational Results

•	Total average monthly active accounts[5] of the Company’s PC games were 2.7 million, representing a decrease of 34% year-over-year and 7% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases reflected the natural declining life cycles of the Company’s older PC games.

•	Total average monthly active accounts of the Company’s mobile games were 2.8 million, representing an increase of 17% both year-over-year and quarter-over-quarter. The year-over-year and quarter-over-quarter increases were mainly due to the launch of new games Da Da Da Luan Dou and Hortesia Saga in the third quarter of 2016.

•	Total quarterly aggregate active paying accounts[6] of the Company’s PC games were 1.0 million, representing a decrease of 23% year-over-year and flat quarter-over-quarter. The year-over-year decrease reflected the natural declining life cycles of the Company’s older PC games.

•	Total quarterly aggregate active paying accounts of the Company’s mobile games were 0.7 million, representing an increase of 17% both year-over-year and quarter-over-quarter. The year-over-year increase was due to the launch of new games Da Da Da Luan Dou and Hortesia Saga in the third quarter of 2016. The quarter-over-quarter increase was mainly due to the launch of new games Da Da Da Luan Dou and Hortesia Saga in the third quarter of 2016, and was also a result of an increase in total quarterly aggregate active paying accounts of TLBB 3D due to the Company’s efforts in retaining the core base of players and encouraging returning players.

Third Quarter 2016 Unaudited Financial Results

Revenues

Total revenues were US$136 million, representing a decrease of 28% year-over-year and an increase of 5% quarter-over-quarter.

Online game revenues were US$99 million, representing a decrease of 35% year-over-year and 1% quarter-over-quarter. The year-over-year decrease was mainly due to the natural decline in revenues of older games, such as TLBB and TLBB 3D, and a decrease in Web game revenues upon the completion of the sale of the 7Road business during the third quarter of 2015.

Online advertising revenues were US$12 million, representing a decrease of 36% year-over-year and an increase of 1% quarter-over-quarter. The year-over-year decrease was mainly due to fewer PC games being marketed on the 17173 Website.

Internet value-added services (“IVAS”) revenues were US$4 million, representing a decrease of 15% year-over-year and 5% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were a result of lower revenues from mobile internet products in the third quarter of 2016.

[5]	Average Monthly Active Accounts for a given period refers to the number of registered accounts that were logged in to these games at least once during the period.
[6]	Quarterly Aggregate Active Paying Accounts for a given period refers to the number of accounts from which game points are utilized at least once during the quarter.

Other revenues, which consist of cinema advertising revenues, were US$21 million, representing an increase of 66% year-over-year and 55% quarter-over-quarter. The year-over-year increase reflected the strong growth of China’s movie and cinema industry in general. The quarter-over-quarter increase was mainly due to a seasonal pickup of the cinema business during the summer holiday, as well as a business expansion strategy to purchase more cinema resources related to our cinema advertising business.

Gross profit

GAAP and non-GAAP gross profit were both US$95 million, representing a decrease of 32% year-over-year and an increase of 9% quarter-over-quarter. GAAP and non-GAAP gross margins were both 70%, compared with 74% for both in the third quarter of 2015, and 68% for both in the second quarter of 2016.

GAAP and non-GAAP gross profit of the online games business were both US$75 million, representing a decrease of 37% and 36% for year-over-year, respectively, and an increase of 1% for both quarter-over-quarter. GAAP and non-GAAP gross margin of the online games business were both 76%, compared with 77% in the third quarter of 2015 and 74% in the second quarter of 2016. The quarter-over-quarter increase in gross margin was due to a smaller revenue contribution from mobile games, which typically require additional revenue-sharing payments.

GAAP and non-GAAP gross profit of the online advertising business were both US$9 million, representing a decrease of 43% year-over-year and 3% quarter-over-quarter. GAAP and non-GAAP gross margin of the online advertising business were both 76%, compared with 86% in the third quarter of 2015 and 79% in the second quarter of 2016. The year-over-year decrease in gross margin was due to a decrease in online advertising revenues.

GAAP and non-GAAP gross profit for the IVAS business were both US$2 million, compared with a gross profit of US$1 million in the third quarter of 2015 and a gross profit of US$2 million in the second quarter of 2016.

GAAP and non-GAAP gross profit of the other business were both US$9 million, compared with US$5 million in the third quarter of 2015 and US$3 million in the second quarter of 2016.The increases were mainly due to an increase in other business revenues.

Operating expenses

Total operating expenses were US$65 million, representing a decrease of 44% year-over-year and an increase of 12% quarter-over-quarter.

Product development expenses were US$30 million, representing a decrease of 24% year-over-year and 4% quarter-over-quarter. The year-over-year decrease reflected a reduction in salary and benefits expenses due to a reduction in headcount during the past year, which was partially offset by an increase in share-based compensation expense7 compared with the third quarter of 2015. The quarter-over-quarter decrease was due to a reduction in bonus expense, which was partially offset by an increase in share-based compensation expense8 compared with the second quarter of 2016.

[7]	The increase in share-based compensation expense was triggered by an increase in the market price for the Company’s ADSs compared to the third quarter of 2015.
[8]	The increase in share-based compensation expense was triggered by an increase in the market price for the Company’s ADSs compared to the second quarter of 2016.

Sales and marketing expenses were US$19 million, representing a decrease of 14% year-over-year and an increase of 40% quarter-over-quarter. The year-over-year decrease was due to a reduction in salary and benefits expenses, which was a result of reduced workforce as well as a reduction in bonus expense. The quarter-over-quarter increase was mainly due to an increase in marketing spending to promote the new game Da Da Da Luan Dou launched in the third quarter and an upcoming annual expansion pack of TLBB PC game in the fourth quarter.

General and administrative expenses were US$16 million, representing an increase of 13% year-over-year and 22% quarter-over-quarter. The year-over-year increase was mainly due to an increase in share-based compensation expense7 compared with the third quarter of 2015, which was partially offset by a decrease in salary and benefits expenses due to a reduction in headcount and severance payments. The quarter-over-quarter increase was mainly due to an increase in share-based compensation expense8 compared with the second quarter of 2016.

Operating profit

Operating profit was US$29 million, compared with US$24 million in the third quarter of 2015 and US$29 million in the second quarter of 2016.

Non-GAAP operating profit was US$37 million, compared with US$20 million in the third quarter of 2015 and US$33 million in the second quarter of 2016.

Other Income

Other income was US$3 million, compared with US$59 million in the third quarter of 2015 and US$4 million in the second quarter of 2016. The year-over-year decrease was mainly due to one-off income related to gain recognized upon the divestment of 7Road and certain overseas assets during the third quarter of 2015.

Income tax benefit/ (expense)

Income tax benefit was US$1 million, compared with an income tax expense of US$26 million in the third quarter of 2015 and US$5 million in the second quarter of 2016, respectively. The income tax benefit in the third quarter of 2016 was mainly due to recognition of a tax benefit for the preferential tax rate of one of the Company’s subsidiaries as a “2015 Key National Software Enterprise” in the third quarter of 2016.

Net income

Net income was US$39 million, which compares with US$62 million in the third quarter of 2015 and US$33 million in the second quarter of 2016.

Non-GAAP net income was US$46 million, which compares with US$59 million in the third quarter of 2015 and US$37 million in the second quarter of 2016.

Net income/ (loss) attributable to non-controlling interests

Both GAAP and non-GAAP net income attributable to non-controlling interests was US$0.3 million. This compares with both a GAAP and non-GAAP net loss of US$19 million in the third quarter of 2015, and a GAAP and a non-GAAP net income of US$0.4 million in the second quarter of 2016. Non-controlling interests include the non-controlling interests in RaidCall, which provides online music and entertainment services primarily in Taiwan, and in MoboTap Inc., the developer of the Dolphin Browser. The GAAP and non-GAAP net loss in the third quarter of 2015 was mainly due to an impairment charge related to the Dolphin Browser having been recognized.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited was US$39 million, compared with US$81 million in the third quarter of 2015 and US$33 million in the second quarter of 2016. Fully-diluted net income attributable to Changyou.com Limited per ADS was US$0.73. This compares with US$1.55 in the third quarter of 2015 and US$0.62 in the second quarter of 2016.

Non-GAAP net income attributable to Changyou.com Limited was US$46 million. This compares with US$78 million in the third quarter of 2015 and US$36 million in the second quarter of 2016. Non-GAAP fully-diluted net income attributable to Changyou.com Limited per ADS was US$0.85. This compares with US$1.43 in the third quarter of 2015 and US$0.68 in the second quarter of 2016.

Liquidity

As of September 30, 2016, Changyou had net cash9 of US$848 million, compared with US$755 million as of December 31, 2015.

Operating cash flow for the third quarter of 2016 was a net inflow of US$47 million.

Business Outlook

For the fourth quarter of 2016, Changyou expects:

•	Total revenues to be between US$120 million and US$130 million, including online game revenues of US$85 million to US$95 million;

•	Non-GAAP net income attributable to Chanyou.com Inc. to be between US$30 million and US$35 million, and non-GAAP income per fully-diluted share to be between US$0.56 and US$0.65. Assuming no new grants of share-based awards and that the market price of our shares is unchanged; we estimate that compensation expense relating to share-based awards will be around US$2.0 million and US$3.0 million. Considering eliminating the impact of these share-based awards, GAAP net income attributable to Changyou.com to be between US$27 million and US$33 million, and GAAP income per fully-diluted share to be between US$0.51 and US$0.62.

For the fourth quarter 2016 guidance, the Company has adopted a presumed exchange rate of RMB6.7 = US$1.00, as compared with the actual exchange rate of approximately RMB6.39 = US$1.00 for the fourth quarter 2015, and RMB6.66=US$ 1.00 for the third quarter 2016.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

[9]	Net cash is calculated as the sum of cash and cash equivalents, short-term investments, current and non-current restricted time deposits, minus short-term bank loans.

Changyou’s management believes that excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions does not involve subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Loan Agreement and Share Pledge Agreement with Sohu.com Inc. (“Sohu”)

On October 24, 2016, Changyou entered into a loan agreement with a PRC subsidiary of Sohu, Changyou’s parent company, pursuant to which the PRC subsidiary may borrow up to RMB1 billion (or approximately US$148.64 million) from a PRC subsidiary of Changyou from time to time, with the first advance request to occur prior to December 31, 2016 and Sohu’s right to request advances continuing for one year after the first advance, subject to extension for an additional year with Changyou’s consent. Principal amounts outstanding under the loan agreement will bear interest at an annual rate of 6%, accruing and payable on each one-year anniversary of each advance. The outstanding principal of each advance will be due one year from the date of the advance, subject to extension for an additional year with Changyou’s consent. Advances under the loan agreement will be secured by a pledge to Changyou under a share pledge agreement of an agreed-upon number of Changyou Class B ordinary shares of Changyou held by Sohu. The share pledge agreement will give Changyou the right to apply the outstanding principal and accrued interest on the loan to the repurchase of Changyou Class B ordinary shares from Sohu in the event such principal and interest are not paid when due. Sohu has indicated that it will use amounts drawn down under the loan agreement to finance Sohu’s operations, excluding the operations of Changyou and of Sohu’s subsidiary Sogou.

A special committee of the Company’s Board of Directors (the “Board”), composed solely of independent directors, determined that the terms of the proposed loan were fair to the Company and recommended that the Board approve the loan agreement and the share pledge agreement. The Board, relying on the special committee’s recommendation and an evaluation report from the financial advisor to the special committee, determined that the terms of the proposed loan were fair to the Company, and approved the loan agreement and the share pledge agreement.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations in general and possible continued valuation of the RMB in particular, including their potential impact on the Chinese economy and on the Company’s reported U.S. dollar results; slowing growth in the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results; the possibility that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that the Company’s margins will decline as a result of the need for revenue-sharing with mobile game platform operators; and the Company’s reliance on TLBB as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 26, 2016, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Time, October 24, 2016 (7 p.m. Beijing/Hong Kong, October 24, 2016).

The dial-in details for the live conference call are:

US:	+1-855-298-3404
Hong Kong:	+852-5808-3202
China Mainland:	+86-400-1200-539
International:	+1-631-514-2526
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10: 00 a.m. Eastern Time on October 24, 2016 through October 31, 2016. The dial-in details for the telephone replay are:

International:	+1- 866-846-0868
Passcode:	2116291

The live Webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s Website at http://ir.changyou.com/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games , such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Ms. Margaret Shi

Investor Relations

Tel:	+86 (10) 6192-0800
E-mail:	ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Sep. 30, 2016	Jun. 30, 2016	Sep. 30, 2015
Revenues:
Online game	$98,553	$99,226	$152,501
Online advertising	11,651	11,541	18,255
IVAS	4,600	4,844	5,400
Others	21,058	13,549	12,719

Total revenues	135,862	129,160	188,875
Cost of revenues:
Online game (includes share-based compensation expense of $26, $17 and $(97) respectively)	23,719	25,383	34,637
Online advertising	2,761	2,370	2,572
IVAS(includes share-based compensation expense of $0, $0 and $0 respectively)	2,711	3,114	4,175
Others	11,906	11,017	7,342

Total cost of revenues	41,097	41,884	48,726
Gross profit	94,765	87,276	140,149
Operating expenses:
Product development (includes share-based compensation expense of $2,524, $1,334 and $(621) respectively)	29,934	31,112	39,557
Sales and marketing (includes share-based compensation expense of $437, $299 and $280 respectively)	18,748	13,353	21,919
General and administrative (includes share-based compensation expense of $4,215, $1,762 and $(3,027) respectively)	16,647	13,668	14,714
Goodwill impairment and impairment of intangibles via acquisitions of businesses	—	—	40,324

Total operating expenses	65,329	58,133	116,514

Operating profit	29,436	29,143	23,635
Net interest income	5,879	3,233	3,279
Foreign currency exchange gain	518	2,450	2,335
Other income	2,691	3,522	58,555

Income before income tax expense	38,524	38,348	87,804
Income tax benefit/(expense)	519	(5,012)	(25,784)

Net income	39,043	33,336	62,020
Less: Net income/ (loss) attributable to non-controlling interests	339	402	(19,098)

Net income attributable to Changyou.com Limited	$38,704	$32,934	$81,118

Basic net income per ADS attributable to Changyou.com Limited	$0.74	$0.63	$1.55

ADSs used in computing basic net income per ADS attributable to Changyou.com Limited	52,292	52,254	52,238

Diluted net income per ADS attributable to Changyou.com Limited	$0.73	$0.62	$1.55

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,219	53,113	52,388

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Sep. 30, 2016	As of Dec. 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$636,934	$569,917
Accounts receivable, net	49,661	67,959
Short-term investments	211,286	174,515
Restricted time deposits[10]	—	227,285
Deferred tax assets	4,561	4,673
Prepaid and other current assets	450,345	227,719
Assets held for sale[11]	101,786	—

Total current assets	1,454,573	1,272,068

Non-current assets:
Fixed assets, net	199,773	214,306
Goodwill	27,133	111,082
Intangible assets, net	11,693	25,139
Restricted time deposits[10]	—	127,454
Deferred tax assets	6,580	12,729
Other assets, net	7,507	16,728

Total non-current assets	252,686	507,438

TOTAL ASSETS	$1,707,259	$1,779,506

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$48,274	$42,166
Accounts payable and accrued liabilities	462,184	275,926
Short-term bank loans[10]	—	344,500
Tax payables	5,896	27,423
Deferred tax liabilities	26,247	24,884
Liabilities held for sale[11]	3,236	—

Total current Liabilities	545,837	714,899

Long-term liabilities:
Long-term deferred tax liabilities	3,485	3,616
Long-term accounts payable	27	1,004
Long-term tax payable	13,811	—
Other long-term liabilities	773	738

Total long-term liabilities	18,096	5,358

Total liabilities	563,933	720,257
SHAREHOLDERS’ EQUITY
Changyou.com Limited shareholders’ equity	1,113,816	1,029,479
Non-controlling interests	29,510	29,770

Total shareholders’ equity	1,143,326	1,059,249

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,707,259	$1,779,506

[10]	Changyou repaid all of the remaining bank loans of $345 million, and restricted time deposits of $355 million that secured these loans were released during the first quarter of 2016.
[11]	Changyou management had an intention to divest the Company’s interest in MoboTap during the third quarter of 2016. Therefore, the assets and liabilities of MoboTap were recognized as “Assets held for sale” and “Liabilities held for sale,” respectively, in the third quarter of 2016.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2016
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$74,834	26	74,860
Online advertising gross profit	8,890	0	8,890
IVAS gross profit	1,889	0	1,889
Other gross profit	9,152	0	9,152

Gross profit	$94,765	26	94,791

Gross margin	70%		70%

Operating profit	$29,436	7,202	36,638

Operating margin	22%		27%

Net income	$39,043	7,202	46,245

Less: Net income attributable to non-controlling interests	339	8	347

Net income attributable to Changyou.com Limited	$38,704	7,194	45,898

Net margin attributable to Changyou.com Limited	28%		34%

Diluted net income attributable to Changyou.com Limited per ADS	$0.73		0.85

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,219		53,796

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Jun. 30, 2016
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$73,843	17	73,860
Online advertising gross profit	9,171	0	9,171
IVAS gross profit	1,730	0	1,730
Other gross profit	2,532	0	2,532

Gross profit	$87,276	17	87,293

Gross margin	68%		68%

Operating profit	$29,143	3,412	32,555

Operating margin	23%		25%

Net income	$33,336	3,412	36,748

Less: Net income attributable to non-controlling interests	402	8	410

Net income attributable to Changyou.com Limited	$32,934	3,404	36,338

Net margin attributable to Changyou.com Limited	25%		28%

Diluted net income attributable to Changyou.com Limited per ADS	$0.62		0.68

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,113		53,759

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2015
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$117,864	(97)	117,767
Online advertising gross profit	15,683	0	15,683
IVAS gross profit	1,225	0	1,225
Other gross profit	5,377	0	5,377

Gross profit	$140,149	(97)	140,052

Gross margin	74%		74%

Operating profit	$23,635	(3,465)	20,170

Operating margin	13%		11%

Net income	$62,020	(3,465)	58,555

Less: Net loss attributable to non-controlling interests	(19,098)	19	(19,079)

Net income attributable to Changyou.com Limited	$81,118	(3,484)	77,634

Net margin attributable to Changyou.com Limited	43%		41%

Diluted net income attributable to Changyou.com Limited per ADS	$1.55		1.43

AADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	52,388		54,155

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method. The downward adjustment of share-based compensation expense in the current period was a result of fluctuation in the market price for the Company’s ADS.

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